Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.                                       Name and Address of Company

Yamana Gold Inc.

150 York Street, Suite 1102

Toronto, Ontario

M5H 3S5

2.                                       Date of Material Change

June 9, 2009

3.                                       News Release

A news release with respect to the material change referred to in this report was issued by the Company on June 9, 2009 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.                                       Summary of Material Change

Yamana Gold Inc. (“Yamana” or the “Company”) announced that it has signed an agreement with Aura Minerals Inc. (“Aura”) under which Aura would purchase three of Yamana’s non-core operating mines — the San Andrés Mine in Honduras and the São Francisco and São Vicente Mines located in Brazil (the “Transaction”).

5.                                       Full Description of Material Change

Yamana announced that it has signed an agreement with Aura Minerals Inc. under which Aura would purchase three of Yamana’s non-core operating mines — the San Andrés Mine in Honduras and the São Francisco and São Vicente Mines each located in Brazil.

Aura will acquire the San Andrés Mine in Honduras and the São Francisco and São Vicente Mines in Brazil for an aggregate purchase price of up to US$240 million, including approximately US$90 million in cash, US$70 million in deferred cash payments, US$40 million in Aura common shares and a contingent cash flow-based royalty of up to US$40 million on San Andrés, São Francisco and São Vicente that will provide additional payments to Yamana upon certain thresholds of net free cash flow being achieved by Aura which are expected to begin as early as 2012.

The Transaction will close in two parts in order to accommodate jurisdiction-related regulatory requirements. The first part which relates to the sale of San Andrés is expected to close on July 23, 2009 at which time Yamana will receive total consideration of approximately US$74 million. The second part which relates to the sale of São Francisco and São Vicente is expected to close by year-end.

The Aura common shares to be issued to Yamana as partial consideration for the purchase of the three mines will be issued at C$0.40 per share.

The Transaction is subject to customary closing conditions including definitive documentation and completion of a financing by Aura to fund the cash portion of the purchase price.

The disposition of the non-core mines by Yamana is part of the strategic direction of the Company approved by the board of directors in 2008 to concentrate on more profitable, higher margin mines and projects.

A number of proposals and offers were considered and discussed by the Company since that decision was made in 2008.

Yamana’s review of the offer made by Aura, along with other proposals, was conducted by the board of directors. An independent committee was also formed to review and consider the offer and other proposals.

National Bank Financial, Inc. (“NBF”), acted as financial adviser to the Company based on an engagement entered into in April, 2008. NBF conducted a review of the proposals and offers and provided an opinion that the Aura offer was fair from a financial point of view.

Two common directors, including the Chairman and CEO of the Company, declared their conflicts of interest as directors and personal investment in Aura and were recused from voting at meetings of the board of directors to consider the proposals.

Both the independent committee and the board of directors held discussions excluding management and the common directors.

On June 15, 2009, Yamana was advised that Aura had secured an equity financing to fund the Transaction at a price of C$0.55 per share. Yamana’s share consideration for the transaction was based on an Aura share price of C$0.40.  The increased Aura share price referenced in the financing share price represents increased value to Yamana of approximately C$18 million as of such date.

Yamana will own approximately 117 million common shares of Aura which on completion of the proposed financing will represent approximately 13 per cent of the then issued and outstanding common shares.

6.                                       Reliance on Subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

7.                                       Omitted Information

Not applicable.

8.                                       Executive Officer

For further information contact either Charles Main, Senior Vice President, Finance and Chief Financial Officer or Greg McKnight, Senior Vice President, Business Development of Yamana at (416) 815-0220.

9.                                       Date of Report

June 19, 2009

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This material change report contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the successful completion of the proposed purchase and sale of non-core assets comprised of the Company’s San Andrés Mine,  São Francisco Mine and São Vicente Mine, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real and the Chilean Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, changes in project parameters as plans continue to be refined, changes in project development, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2008 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s proposed transaction with Aura Minerals Inc. and may not be appropriate for other purposes.